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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Home Inns & Hotels Management Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G6647N108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Poly Victory Investments Limited (“Poly”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		13,805,809 ordinary shares. Beijing Tourism Group, as the ultimate sole shareholder of Poly, may also be deemed to have sole voting power with respect to these ordinary shares held by Poly.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,805,809 ordinary shares. Beijing Tourism Group, as the ultimate sole shareholder of Poly, may also be deemed to have sole dispositive power with respect to these ordinary shares held by Poly.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,805,809 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%

12	TYPE OF REPORTING PERSON

CO

1	NAMES OF REPORTING PERSONS Beijing Tourism Group

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		13,805,809 ordinary shares held by Poly. As the ultimate sole shareholder of Poly, Beijing Tourism Group may be deemed to have sole voting power with respect to ordinary shares held by Poly.

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See Item 5.

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		13,805,809 ordinary shares held by Poly. As the ultimate sole shareholder of Poly, Beijing Tourism Group may be deemed to have sole dispositive power with respect to ordinary shares held by Poly.

WITH:	8	SHARED DISPOSITIVE POWER

See Item 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,805,809 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.5%

12	TYPE OF REPORTING PERSON

CO

ITEM 1(a). NAME OF ISSUER:
Home Inns & Hotels Management Inc. (the “Issuer”)
ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
No. 124, Cao Bao Road, Xu Hui District
Shanghai 200235
People’s Republic of China
ITEM 2(a). NAME OF PERSON FILING:
Poly Victory Investments Limited
Beijing Tourism Group
ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
The registered address of Poly Victory Investments Limited is Palm Grove House, P.O. Box 432, Road Town, Tortola, British Virgin Islands.
The business address of Beijing Tourism Group is No. 13 Xia Gong Fu, Dongcheng District, Beijing 100006, People’s Republic of China.
ITEM 2(c) CITIZENSHIP:
The place of organization of Poly Victory Investments Limited is British Virgin Islands. The place of organization of Beijing Tourism Group is the People’s Republic of China.
ITEM 2(d). TITLE OF CLASS OF SECURITIES:
Ordinary Shares
ITEM 2(e). CUSIP NUMBER:
G6647N108
ITEM 3. Not Applicable

ITEM 4. OWNERSHIP:
Poly Victory Investments Limited is the owner of 13,805,809 ordinary shares. Beijing Tourism Group beneficially owns Poly Victory Investments Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Beijing Tourism Group may be deemed to beneficially own all of the shares of the Issuer held by Poly Victory Investments Limited. Beijing Tourism Group is a state-owned enterprise in the People’s Republic of China.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable
ITEM 9. NOTICE OF DISSOLUTION OF GROUP:
Not applicable
ITEM 10. CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2009

Poly Victory Investments Limited	/s/ Yunxin Mei
	Name:	Yunxin Mei
	Title:	Chairman

Beijing Tourism Group	/s/ Yi Liu
	Name:	Yi Liu
	Title:	President

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement